Item 77D DWS Money Market Series
 (a series of DWS Money Funds)


At a meeting held July 15-16, 2008,
the Board of Trustees of DWS Money Market Series, a series of DWS Money Funds, approved the Fund's participation in a securities lending program (the
"Program"). Pursuant to the Program, the Fund may lend its investment securities in an amount up to 33
1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


T:\FUNDREPT\NSAR\JunDec\Mmt - DWS Money Trust\12-31-
2008\Exhibit 77D DWS Money Market Series.txt